Exhibit 4.1

DESCRIPTION OF SECURITIES
The following description sets forth certain material terms and provisions of our common stock, which is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our Restated Certificate of Incorporation, as amended (the “Restated Certificate of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”), as may be amended from time to time, copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law, and we encourage you to read our Restated Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware law for additional information.
Authorized Capital Stock

We are currently authorized to issue up to 160,000,000 shares of common stock, par value $0.10 per share and 500,000 shares of preferred stock, par value $25.00 per share. As of January 3, 2025, there were 105,094,792 shares of our common stock outstanding and 18,560,961 shares of our common stock held as treasury stock, and no shares of preferred stock outstanding.
Common Stock
Holders of our common stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to our common stock. Except as otherwise required by law or the NYSE, the board of directors may issue shares of our common stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All outstanding shares of our common stock is validly authorized and issued, fully paid and nonassessable.
The issuance of any such preferred stock by our board of directors could adversely affect the rights of the holders of our common stock and, therefore, reduce the value of the common stock. The ability of the board of directors to issue preferred stock could discourage, delay, or prevent a takeover of us.
Anti-Takeover Effects of Provisions of Our Restated Certificate of Incorporation and Our Bylaws
Our Restated Certificate of Incorporation, Bylaws and Delaware law contain several provisions that may make the acquisition of control of us by means of a tender offer, open market purchases, a proxy fight, or otherwise more difficult.
Delaware Law
Section 203 of the Delaware General Corporation Law restricts certain transactions between a corporation organized under Delaware law or its majority-owned subsidiaries and any “interested stockholder,” defined as any person who, together with the affiliates or associates of such person, beneficially owns 15% or more of the corporation’s outstanding voting stock. Section 203 prevents, for a period of three years following the date that a person becomes an interested stockholder, the following types of transactions between the corporation and the interested stockholder, unless certain conditions are met:

·	mergers or consolidations;

·	sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation;

·	issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation;

·	any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; and

·	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.
The three-year ban does not apply if either the proposed transaction or the transaction by which the interested stockholder became an interested stockholder is approved by the board of directors of the corporation prior to the date such stockholder becomes an interested stockholder. Additionally, an interested stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation’s officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 and 2/3 % of the outstanding voting stock not owned by the interested stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an interested stockholder of the corporation, or who becomes such with board approval, if the proposed transaction involves:

·	certain mergers or consolidations involving the corporation;

·	a sale or other transfer of over 50% of the aggregate assets of the corporation; or

·	a tender or exchange offer for 50% of more of the outstanding voting stock of the corporation.
A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. We have not adopted such a charter or bylaw amendment.
Board of Directors
Number of Directors. Our Bylaws provide that the number of directors shall be not less than three nor more than 15, the exact number to be fixed from time to time by our board of directors. Vacancies in the board of directors or newly created directorships resulting from an increase in the number of directors may be filled by a majority of the remaining directors (though less than a quorum), or by a sole remaining director. Accordingly, our board of directors could prevent any stockholder from obtaining majority representation on our board of directors by enlarging the size of the board of directors and filling the new directorships with the board of directors’ own nominees.

Removal of Directors. Our Restated Certificate of Incorporation and Bylaws provide that a director may be removed only for cause. “Cause” is defined to exist only if the director has been (1) convicted of a felony, adjudicated to be liable for gross negligence, recklessness or misconduct in the performance of his or her duty to us in a manner of substantial importance to us, or adjudicated to be mentally incompetent, which mental incompetency directly affects his or her ability as one of our directors; and (2) such conviction or adjudication was made by a court of competent jurisdiction and is no longer subject to appeal.

Certain Voting Requirements in Our Restated Certificate and Bylaws
Amendment of Restated Certificate of Incorporation. The affirmative vote of the holders of at least 66 and 2/3% of the voting power of all our outstanding voting shares is required to alter, amend, adopt any provision inconsistent with, or repeal the provisions of our Restated Certificate of Incorporation relating to the election, removal and classification of directors and amendment of our Bylaws.
Amendments to Bylaws. Our Restated Certificate of Incorporation and Bylaws further provide that the board of directors has the power to make, alter, amend and repeal our Bylaws, except so far as bylaws adopted by our stockholders otherwise provide. Notwithstanding the foregoing, our Bylaws may not be altered, amended or repealed, and no provision inconsistent therewith may be adopted, by action of the stockholders without the affirmative vote of at least 66 and 2/3% of the voting power of all our outstanding shares.
Supermajority Vote for Certain Transactions. Under Delaware law, and subject to certain exceptions, unless a greater vote is required in the corporation’s certificate of incorporation, a merger, consolidation or dissolution of a corporation may be approved by a majority vote of the outstanding stock of the corporation entitled to vote thereon. Our Restated Certificate of Incorporation contains provisions that require the approval of holders of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote as a condition for any of the following actions:

·	a merger or consolidation;

·	a share exchange;

·	the adoption of any plan or proposal for liquidation, dissolution or reorganization; and

·	a sale, lease or other disposition of all or substantially all of our assets on a consolidated basis.
The 80% voting requirement is not applicable if such action is approved by a majority of our “continuing directors” prior to the transaction. The term “continuing director” is defined to mean:

·	any member of our board of directors as of December 31, 1992;

·	any new director who is proposed to be a director of ours by a majority of the continuing directors then on the board of directors; and

·	any successor of a continuing director who is recommended to succeed a continuing director by a majority of the continuing directors then on the board of directors.
The affirmative vote of the holders of at least 80% of the voting power of all our outstanding voting shares is required to amend, repeal, or adopt any provisions inconsistent with, the provisions of our Restated Certificate of Incorporation described in this paragraph.

Advance Notice Procedure for Stockholder Proposals. Our Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals considered at annual meetings of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.